

September 27, 2012

Via E-mail
Kyu-Ho Park
Chief Financial Officer
Korea Electric Power Corporation
167 Samseong-Dong
Gangum-Gu
Seoul 135-791, Korea

> Re: **Korea Electric Power Corporation**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 1-13372**

Dear Mr. Park:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 18. Financial Statements

Note 2. Significant Accounting Policies, page F-14

(6) Revenue Recognition, page F-18

1. We note the disclosures here and elsewhere in your filing concerning your rate regulation and the new electricity tariff system that went into effect on July 1, 2011. We understand that the prior tariff system did not include an adjustment for changes in fuel prices, while the new tariff system added a fuel cost pass-through adjustment. We further understand that this fuel cost adjustment was suspended by your government "due to inflationary and other policy considerations relating to protecting the consumers from sudden and substantial rises in electricity tariff." Please answer the following questions:

- Please confirm our understanding that you had not collected any revenue related to this fuel cost pass-through adjustment at December 31, 2011. Also tell us whether you have collected any revenue related to this adjustment as of the date of your response, and if so, please quantify the amount.

- Your state that "the Korean government has issued a temporary hold-order on the Company, in collecting on the pass-through of fuel cost from the customers." To assist us in understanding why you believe this hold-order is temporary, please describe in more detail the process by which this hold-order was instituted and the process by which this hold-order can be lifted. Tell us the likelihood of the hold-order being lifted in the event fuel costs continue to increase or stay at higher levels. Finally, tell us whether the government has the authority to indefinitely extend this hold-order. If you do not believe that the government will indefinitely extend this hold-order, explain to us in detail the basis for your belief. Your response should address how and why you believe factors will change such that the government's concerns about protecting consumers from sudden and substantial rises in electricity tariffs will be resolved in such a manner that you would be permitted to collect a higher tariff retroactive to July 1, 2011.   If the likelihood of lifting the hold-order is dependent upon future fuel costs, please explain how you are able to determine with certainty that future fuel prices will fall.

- Please provide us with your detailed analysis of how you determined it was appropriate under IFRS to begin recognizing this fuel cost pass-through adjustment in your accounts receivable and revenue on July 1, 2011. Please address the following:

  o Your response should cite the specific provisions of IAS 18 and any other accounting guidance upon which you relied in performing your analysis of this matter.

  o With regards to IAS 18, your response should include but not be limited to your analysis of whether the fair value of the consideration to be received was less than the nominal amount of the receivable as a result of the known delay of the inflow of cash. Also explain in detail how you determined it was probable that this additional revenue would accrue to you, including clarifying whether you performed any probability-weighted cash flow analysis. Refer to paragraphs 11 and 18 of IAS 18.

- Please tell us whether events subsequent to the filing of this Form 20-F have changed your analysis of the collectability of amounts recorded in 2011 related to this fuel cost pass-through adjustment. Also tell us whether you continue in 2012 to recognize additional amounts of accounts receivable and revenue related to this fuel cost pass-through adjustment, and if so, please provide us with your best estimate of the total amount of revenue you will recognize in 2012 related to this adjustment.

<u>(14) Property, Plant and Equipment, page F-24</u>

2. We note your disclosures here and on pages F-26 and F-36 concerning your accounting for property, plant and equipment under IFRS. We have the following comments:

    *   We note from page F-36 that at your opening balance sheet date under IFRS, you revalued your land, property, plant and equipment to fair value, resulting in an increase to the book value of these assets of approximately 29.5%. Please describe to us in detail your methodology for determining the fair value of these assets as of January 1, 2010. If you used replacement cost or comparable sales values of similar assets, explain how you factored in the price controls in the valuation. Your response should include a detailed description of the level at which you grouped assets when calculating fair value. If you used a discounted cash flow methodology to value these assets, please describe to us in detail the underlying assumptions behind your estimate of future cash flows. For example, tell us whether you assumed that rates would increase from the rate in effect at January 1, 2010, and if so, the amount and timing of such rate increases and the basis for your forward looking assumptions.

    *   It does not appear that you recorded any impairment of your property, plant and equipment during 2010 or 2011. Given your continuing trend of net losses as a result of increased fuel costs and your inability thus far to pass-through those fuel cost increases to your customers, please explain to us in more detail how you determined that no impairment was needed at December 31, 2011. Your response should include a detailed description of the level at which you grouped assets for the impairment test and should clarify whether this grouping differs from the grouping used to revalue these assets as of January 1, 2010. If you estimated future cash flows, please describe to us in detail the underlying assumptions behind your estimate of future cash flows and tell us whether any of those assumptions differed from the assumptions used to revalue these assets as of January 1, 2010.

    *   Please tell us how you have considered your interim financial results for 2012, and in particular the increasing net loss, in determining whether an impairment of your property, plant and equipment is necessary during 2012. Specifically tell us whether you have performed an impairment test yet during 2012. If so, please describe that test and the underlying assumptions behind your estimate of future cash flows, similar to the information requested in the above bullet points. If you have not performed an impairment test yet, please confirm our understanding that you will perform an impairment test as of December 31, 2012, and describe to us in detail any changes that you anticipate making to the assumptions used in your impairment test. If you do not anticipate making any changes to your assumptions, please explain to us in detail why no changes to your assumptions are appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief